

March 7, 2013

Via E-mail
Roberto Egydio Setubal
Chief Executive Officer
Itau Unibanco Holding S.A.
Praca Alfredo Egydio de Souza Aranha, 100
04344-902 Sao Paulo, SP, Brazil

> **Re: Itau Unibanco Holding S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Response Letter Dated September 13, 2012**
> **File No. 001-15276**

Dear Mr. Setubal:

We have reviewed your filings and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe a revision in future filings is appropriate, please tell us why in your response. After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Consolidated Financial Statements
Note 35 - Management of Financial Risks, page F-149
6. Credit quality of financial assets, page F-153

1. In order to increase transparency related to your impaired and renegotiated loans, please revise your future filings to address the following:

    - Provide a tabular presentation breaking down your outstanding renegotiated loans by type (e.g., individual credit card, personal loans, vehicles, and mortgages, corporate, small and medium businesses, foreign, etc.); by type of modification (e.g., reduction in interest rate, payment extension, forbearance, bankruptcy, multiple concessions, multiple modifications, etc.); and by classification (e.g., impaired performing, nonimpaired performing, impaired nonperforming, nonimpaired nonperforming).

  a. Include a rollforward of impaired loans that separately identifies loans added due to redefault and loans removed from impaired status due to renegotiation, amendment, or write-off versus paid-off.

7. Renegotiated Loan Operations, page F-157

 2. In your response to previously issued comment 13, you state that after an amendment or restructuring, the individual loan or loans which were previously overdue are no longer considered to be past due and are rated in the appropriate rating category, taking into consideration all available information including the renegotiation. Tell us and clarify in future filings how you consider prior impairment and renegotiation in determining the rating categories utilized in determining the allowance for loan losses. Clearly address how you consider redefault risk in these loans, compared to loans that have not warranted amendment or restructuring.

  You may contact Michelle Miller at (202) 551-3368 or me at (202) 551-3494 if you have any questions.

        Sincerely,

        /s/ Kevin W. Vaughn

        Kevin W. Vaughn
        Accounting Branch Chief